SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1
TO
FORM T-3
FOR APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939
Bally Total Fitness Holding Corporation
Bally Fitness Franchising, Inc.
Bally Franchise RSC, Inc.
Bally Franchising Holdings, Inc.
Bally Total Fitness Corporation
Bally Total Fitness International, Inc.
Bally Total Fitness of Missouri, Inc.
Bally Total Fitness of Toledo, Inc.
Bally Total Fitness of Connecticut Coast, Inc.
Bally Total Fitness of Connecticut Valley, Inc.
Greater Philly No. 1 Holding Company
Greater Philly No. 2 Holding Company
Health & Tennis Corporation of New York
Holiday Health Clubs of the East Coast, Inc.
Bally Total Fitness of Upstate New York, Inc.
Bally Total Fitness of Colorado, Inc.
Bally Total Fitness of the Southeast, Inc.
Holiday/Southeast Holding Corp.
Bally Total Fitness of California, Inc.
Bally Total Fitness of the Mid-Atlantic, Inc.
BTF/CFI, Inc.
Bally Total Fitness of Greater New York, Inc.
Jack La Lanne Holding Corp.
Bally Sports Clubs, Inc.
New Fitness Holding Co., Inc.
Nycon Holding Co., Inc.
Bally Total Fitness of Philadelphia, Inc.
Bally Total Fitness of Rhode Island, Inc.
Rhode Island Holding Company
Bally Total Fitness of the Midwest, Inc.
Bally Total Fitness of Minnesota, Inc.
Tidelands Holiday Health Clubs, Inc.
U.S. Health, Inc.
(Names of Applicants)
8700 West Bryn Mawr Avenue
Chicago, Illinois
(Address of principal executive office)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount

13% Senior Second Lien Notes	$247,337,500
APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
     On, or as soon as practicable following the Effective Date of the Applicant’s First Amended Joint Prepackaged Chapter 11 Plan of Reorganization.
Marc D. Bassewitz
Senior Vice President, Secretary and General Counsel
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 399-7606
(Name and address of agent for service)
With a copy to:
Mark D. Gerstein, Esq.
Latham & Watkins LLP
Sears Tower Suite 5800
233 South Wacker Drive
Chicago, Illinois 60606
(312) 876-7700
     The obligors hereby amend this application for qualification on such date or dates as may be necessary to delay its effective date until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the obligors.

EXPLANATORY NOTE
     This Amendment No. 1 to Application for Qualification of Indenture on Form T-3 is being filed solely for the purpose of adding the delaying amendment language to the facing page of the Applications for Qualification of Indenture on Form T-3 No. 022-28844 and 022-28844-01 through 022-28844-32, which were filed on August 22, 2007.

SIGNATURES
     Pursuant to the requirements of the Trust Indenture Act, the Company, the Applicants have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the city of Chicago, and State of Illinois, on this 6th day of September, 2007.

BALLY TOTAL FITNESS HOLDING CORPORATION
BALLY FITNESS FRANCHISING, INC.
BALLY FRANCHISE RSC, INC.
BALLY FRANCHISING HOLDINGS, INC.
BALLY TOTAL FITNESS CORPORATION
BALLY TOTAL FITNESS INTERNATIONAL, INC.
BALLY TOTAL FITNESS OF MISSOURI, INC.
BALLY TOTAL FITNESS OF TOLEDO, INC.
BALLY TOTAL FITNESS OF CONNECTICUT COAST, INC.
BALLY TOTAL FITNESS OF CONNECTICUT VALLEY, INC.
GREATER PHILLY NO. 1 HOLDING COMPANY
GREATER PHILLY NO. 2 HOLDING COMPANY
HEALTH & TENNIS CORPORATION OF NEW YORK
HOLIDAY HEALTH CLUBS OF THE EAST COAST, INC.
BALLY TOTAL FITNESS OF UPSTATE NEW YORK, INC.
BALLY TOTAL FITNESS OF COLORADO, INC.
BALLY TOTAL FITNESS OF THE SOUTHEAST, INC.
HOLIDAY/SOUTHEAST HOLDING CORP.
BALLY TOTAL FITNESS OF CALIFORNIA, INC.
BALLY TOTAL FITNESS OF THE MID-ATLANTIC, INC.
BTF/CFI, INC.
BALLY TOTAL FITNESS OF GREATER NEW YORK, INC.
JACK LA LANNE HOLDING CORP.
BALLY SPORTS CLUBS, INC.
NEW FITNESS HOLDING CO., INC.
NYCON HOLDING CO., INC.
BALLY TOTAL FITNESS OF PHILADELPHIA, INC.
BALLY TOTAL FITNESS OF RHODE ISLAND, INC.
RHODE ISLAND HOLDING COMPANY
BALLY TOTAL FITNESS OF THE MIDWEST, INC.
BALLY TOTAL FITNESS OF MINNESOTA, INC.
TIDELANDS HOLIDAY HEALTH CLUBS, INC.
U.S. HEALTH, INC.

By:	/s/ Marc D. Bassewitz
	Name:	Marc D. Bassewitz
	Their:	Senior Vice President, Secretary and General Counsel

Attest:	/s/ Kathleen M. Boege

	Name:	Kathleen M. Boege
	Their:	Assistant Secretary